51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

November 1, 2012

Item 3	News Release

The news release was disseminated through Marketwire on November 1, 2012.

Item 4	Summary of Material Change

The Company has granted an aggregate total of 3,360,000 options to five directors, three officers and twelve employees and consultants at a price of C$.305 per share. Of the total, each of the directors and officers received 250,000 options and the President & CEO received 1,000,000 options as per his employment contract. The options have a three year term and vest immediately.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See the attached news release

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

November 2, 2012